MTS Announces Third Quarter 2013 Financial Results

MTS Reports Operating Profit of $391,000 for the Third Quarter

Ra’anana, Israel –November 7, 2013 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced its financial results for the third quarter of 2013.

Revenues for the third quarter of 2013 were $3.0 million, compared with $3.4 million in revenues during the same quarter last year and revenues of $3.1 million in the second quarter of 2013. The Company’s operating profit was $391,000 in the third quarter of 2013 compared to an operating profit of $697,000 for the third quarter of 2012 and $377,000 in the second quarter of 2013. Net income for the third quarter was $274,000 or $0.06 per diluted share, compared with net income of $245,000 or $0.05 per diluted share in the third quarter of 2012 and $309,000 or $0.07 per diluted share in the second quarter of 2013.

Revenues for the nine month period ended September 30, 2013 were $9.4 million, compared with $9.6 million for the comparable period in 2012. Net income for the nine months ended September 30, 2013 was $927,000 or $0.20 per diluted share, compared with net income of $1,015,000 or $0.22 per diluted share in the comparable period in 2012.

As of September 30, 2013, we had cash and marketable securities of $5.8 million as compared to $4.3 million as at December 31, 2012. During the nine month period ended September 30, 2013 we had operating cash flow of $1.4 million, as compared to $1.3 million during the nine month period ended September 30, 2012.

"As previously announced, during 2013 we signed up four new MVNO customers in the U.S. for our MVNE managed services model and two Mobile Money customers in Africa. The contracts with the MVNO and Mobile Money customers provide for revenues based on volume ("pay as you grow" model), with a minimum monthly revenues over a contract period. We expect that some of these signed up contracts will become operational by the end of this year. None of the contracts, on a standalone basis, provides for material minimum deliverables" said Eytan Bar, CEO of MTS.

"We are continuing to see opportunities in the TEM, MVNE and Mobile Money markets, both directly and through partners, and are working diligently to convert these opportunities into new contracts. In parallel, we are closely monitoring our operating expenses and are making the necessary adjustments to our staffing and expenses." concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of Telecom Expense Management (TEM) and Mobile Virtual Network Enablers (MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions -- including integrated management of invoices, assets, wireless, optimization, usage, mobile device management (MDM), procurement, help desk and bill payment ,along with dashboards and reporting tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,674	$4,190
Restricted cash	146	38
Restricted marketable securities	154	139
Trade receivables, net	738	1,066
Deferred income tax	77	371
Other accounts receivable and prepaid expenses	223	175

Total current assets	7,012	5,979

LONG-TERM ASSETS:
Severance pay fund	745	658
Other investments	-	4

Total long-term assets	745	662

PROPERTY AND EQUIPMENT, NET	199	245

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	614	759

Total other assets	4,093	4,238

Total assets	$12,049	$11,124

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$214	$279
Accrued expenses and other liabilities	2,095	2,393
Deferred revenues	1,763	1,648
Liabilities of discontinued operations	435	435

Total current liabilities	4,507	4,755

LONG-TERM LIABILITIES -
Accrued severance pay	864	800

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,278	20,120
Treasury shares	(29)	(29)
Accumulated other comprehensive income	29	5
Accumulated deficit	(13,613)	(14,540)

Total shareholders' equity	6,678	5,569

Total liabilities and shareholders' equity	$12,049	$11,124

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
Revenues:
Services	$7,846	$7,026	$2,520	$2,515
Product sales	1,511	2,622	440	870

Total revenues	9,357	9,648	2,960	3,385

Cost of revenues:
Services	2,628	2,458	799	846
Product sales	599	887	172	269

Total cost of revenues	3,227	3,345	971	1,115

Gross profit	6,130	6,303	1,989	2,270

Operating expenses:
Research and development, net of grants from the OCS	1,019	1,003	351	299
Selling and marketing	1,576	1,600	448	557
General and administrative	2,347	2,206	799	717

Total operating expenses	4,942	4,809	1,598	1,573

Operating profit	1,188	1,494	391	697
Financial income (expenses), net	68	(20)	31	1

Income before taxes on income	1,256	1,474	422	698
Tax on income, net	329	459	148	453

Net income	$927	$1,015	$274	$245

Net Income per share:

Basic net income per Ordinary share	$0.20	$0.23	$0.06	$0.05

Dilute net income per Ordinary share	$0.20	$0.22	$0.06	$0.05
Weighted average number of Ordinary shares used in computing basic net income per share	4,657,507	4,462,807	4,665,557	4,470,306
Weighted average number of Ordinary shares used in computing and diluted net income per share	4,718,788	4,525,694	4,679,174	4,533,193